April 17, 2015

Filed as Correspondence VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel Assistant Director

Re:	ERF Wireless, Inc. Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed April 09, 2014 File No. 000-27467

Ladies and Gentlemen:

On behalf of ERF Wireless, Inc., a Nevada corporation (the “Company”), I am hereby filing this response to the comments contained in the Staff’s letter dated April 16, 2015, from Mr. Larry Spirgel, Assistant Director of the Division of Corporation Finance to me on behalf of the Company concerning the Company’s Preliminary Information Statement on Schedule 14C Amendment No. 1 filed on April 09, 2014.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Unless otherwise stated, all references to “ERF Wireless, Inc.,” “we,” “us,” “our,” the “Company” and similar designations refer to ERF Wireless, Inc. and its subsidiaries.

Schedule 14C

Reason for the Increase to Authorized Common Stock, page 4

Comment:

1.	We note your response to comment 4 of our prior letter. Please advise why the Company has not reserved shares for the potential conversion of the Angus Capital Partners Line of Credit.

Response:

The 4,000,000,000 estimate of common stock needed over the next few months includes all convertible debt. However, no reserve at the Transfer Agent has been established for the Angus Capital Partners LOC since that debt holder does not require that a reserve be established as many of the other convertible debentures do.

Comment:

2.	We have reviewed the table you provide in response to comment 5 of our prior letter. Please advise why the table is dated June 23, 2014. Additionally, please advise or revise your disclosure to address why the Authorized and Unreserved and Unissued columns indicate that the increase in authorized shares of 9,000,000,000 rather than 8,000,000,000 as disclosed in other sections of your filing.

Response:

The disclosure will be revised to correct these three typographical errors. We have amended the 14C Information Statement to reflect such revisions.

Page Two

In submitting our responses to the Commission’s comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law s of the United States

Sincerely,

/s/ Dr. H. Dean Cubley

Chairman & CEO